UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

NUVEEN AMT-FREE QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

670657816

670657790

(CUSIP Number)

Willie J. White

Senior Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 410-5082

With a copy to:

Patrick Quill

Chapman and Cutler LLP

1270 Avenue of the Americas 30th Floor

New York, New York 10020

(212) 655-2506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670657816

CUSIP No. 670657790

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,730
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,730
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 27.97%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 670657816

CUSIP No. 670657790

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,380
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 11.62%
14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 670657816

CUSIP No. 670657790

1.	Names of Reporting Persons Wells Fargo Bank, National Association 94-1347393
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,350
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 16.35%
14.	Type of Reporting Person (See Instructions) BK

This Amendment No. 8 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated December 10, 2013 and filed with the SEC on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated July 15, 2015 and filed with the SEC on July 17, 2015 (“Amendment No. 1”), as further amended by Amendment No. 2 dated June 1, 2016 and filed with the SEC on June 3, 2016 (“Amendment No. 2”), as further amended by Amendment No. 3 dated September 12, 2016 and filed with the SEC on September 14, 2016 (“Amendment No. 3”), as further amended by Amendment No. 4 dated October 19, 2016 and filed with the SEC on October 21, 2016 (“Amendment No. 4”), as further amended by Amendment No. 5 dated March 13, 2018 and filed with the SEC on March 13, 2018 (“Amendment No. 5”), as further amended by Amendment No. 6 dated March 30, 2018 and filed with the SEC on March 30, 2018 (“Amendment No. 6”) and as further amended by Amendment No. 7 dated October 1, 2018 and filed with the SEC on October 2, 2018 (“Amendment No. 7”), for Wells Fargo & Company (“Wells Fargo”), Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”) and Wells Fargo Bank, National Association (“WFBNA”) (collectively, the “Reporting Persons”) with respect to the munifund preferred shares (“MFP Shares”), of Nuveen AMT-Free Quality Municipal Income Fund (the “Issuer”).

This Amendment is being filed in relation to the redemption by the Issuer of 2,000 MFP Shares, Series B, held by WFBNA (CUSIP No. 670657816).

Item 2

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

The fifth paragraph is replaced with the following:

“Wells Fargo and its subsidiaries provide banking, investments and mortgage products and services, as well as consumer and commercial finance, through more than 7,800 locations, 13,000 ATMs, digital (online, mobile and social), and contact centers (phone, email and correspondence), and we have offices in 37 countries and territories to support customers who conduct business in the global economy.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 and inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2019

WELLS FARGO & COMPANY

By:	/s/ Lori Ward
Name:	Lori Ward
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Adam Joseph
Name:	Adam Joseph
Title:	President

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Adam Joseph
Name:	Adam Joseph
Title:	Managing Director

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
C. Allen Parker	Interim Chief Executive Officer and President; Director	Interim Chief Executive Officer of Wells Fargo & Company

Douglas R. Edwards	Executive Vice President and Interim General Counsel	Interim General Counsel of Wells Fargo & Company

David Galloreese	Senior Executive Vice President	Head of Human Resources of Wells Fargo & Company

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Amanda G. Norton	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Mary T. Mack	Senior Executive Vice President (Consumer Banking)	Head of Consumer Banking

Avid Modjtabai	Senior Executive Vice President (Payments, Virtual Solutions and Innovation)	Head of Payments, Virtual Solutions and Innovation of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President (Wholesale Banking)	Head of Wholesale Banking

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Jonathan G. Weiss	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

Celeste A. Clark	Director	Principal, Abraham Clark Consulting, LLC, and Retired Senior Vice President, Global Public Policy and External Relations and Chief Sustainability Officer, Kellogg Company

Theodore F. Craver, Jr.	Director	Retired Chairman, President and CEO, Edison International

Elizabeth A. Duke	Chair, Director	Former member of the Federal Reserve Board of Governors

Wayne M. Hewett	Director	Senior Advisor of Permira and Chairman of DiversiTech Corporation

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits, MetLife, Inc.

Karen B. Peetz	Director	Retired President, Bank of New York Mellon Corp.

Juan A. Pujadas	Director	Retired Principal, PricewaterhouseCoopers, LLP, and former Vice Chairman, Global Advisory Services, PwC International

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Ronald L. Sargent	Director	Retired Chairman, CEO of Staples, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 375 Park Avenue, New York, New York 10152.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Matthew Antunes	Vice President	375 Park Avenue New York, NY 10152	Director at Wells Fargo Bank, NA

Kristina Eng	Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Bernardo Ramos	Senior Vice President; Manager	150 E. 42nd St, New York, NY 10017	Regional Vice President of Government and Institutional Banking at Wells Fargo Bank, NA

Adam Joseph	President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA (Head of Public Finance Capital Strategies)

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Head of Municipal Products and Government and Institutional Banking

Robert Salvucci	Treasurer	11625 N. Community House Rd, 6th Floor, Charlotte, NC 28277	Finance Manager at Wells Fargo Bank, NA

Lauren Locke	Manager	550 S Tryon St, Charlotte, NC 28202	Chief Administrative Officer at Wells Fargo Bank, NA

Bruce Mattaway	Manager	150 E. 42nd St, New York, NY 10017	Senior Vice President and Government Loan Supervisor at Wells Fargo Bank, NA

Karl Pfeil	Manager	150 E. 42nd St, New York, NY 10017	Senior Vice President at Wells Fargo Bank, NA (Government and Institutional Banking)

Richard Reid	Manager	550 S Tryon St, Charlotte, NC 28202	Director at Wells Fargo Bank, NA

Patrice DeCorrevont	Manager	1700 Lincoln St., 50th Floor, Denver, CO 80203	Managing Director at Wells Fargo Bank, NA

Deanna Ernst	Secretary	301 S College St, Charlotte, NC 28202	Paralegal at Wells Fargo Bank, NA

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Bank, National Association. The business address of each of the executive officers and directors of Wells Fargo Bank, National Association is 101 North Phillips Avenue, Sioux Falls, South Dakota 57104.

Name	Position with Wells Fargo Bank, N.A.	Principal Occupation
C. Allen Parker	Interim Chief Executive Officer and President; Director	Interim Chief Executive Officer of Wells Fargo Bank, N.A.

Douglas R. Edwards	Executive Vice President and Interim General Counsel	Interim General Counsel of Wells Fargo Bank, N.A.

David Galloreese	Senior Executive Vice President	Head of Human Resources of Wells Fargo Bank, N.A.

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo Bank, N.A.

Amanda G. Norton	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo Bank, N.A.

Mary T. Mack	Senior Executive Vice President (Consumer Banking)	Head of Consumer Banking of Wells Fargo Bank, N.A.

Avid Modjtabai	Senior Executive Vice President (Payments, Virtual Solutions and Innovation)	Head of Payments, Virtual Solutions and Innovation of Wells Fargo Bank, N.A.

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo Bank, N.A.

Perry G. Pelos	Senior Executive Vice President (Wholesale Banking)	Head of Wholesale Banking of Wells Fargo Bank, N.A.

Jonathan G. Weiss	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo Bank, N.A.

Theodore F. Craver, Jr.	Director	Retired Chairman, President and CEO, Edison International

Karen B. Peetz	Director	Retired President, Bank of New York Mellon Corp.

Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits, MetLife, Inc.

James H. Quigley	Chairman; Director	CEO Emeritus and Retired Partner of Deloitte

SCHEDULE II

LITIGATION SCHEDULE

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (MPG) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (MCDC) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA/EXCHANGE REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA and exchanges involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (WFAFN) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.

LARGE OPTION POSITION REPORTING On October 13, 2016, First Clearing, LLC entered into settlement agreements with NYSE Arca, Inc. and the Chicago Board Options Exchange, Inc., without admitting or denying the allegations that it inaccurately reported position effective dates and customer name and address information for its introducing firms and failed to provide introducing firms with reasonable systems and processes for identifying accounts acting in concert. First Clearing agreed to pay a $375,000 fine to each Exchange ($750,000 total).

BOOKS & RECORDS RETENTION On December 21, 2016, FINRA announced a settlement with Wells Fargo Advisors, LLC, First Clearing, LLC, Wells Fargo Advisors Financial Network, LLC, Wells Fargo Securities LLC and Wells Fargo Prime Services LLC for alleged violations of certain record retention and supervisory provisions by failing to maintain electronically stored required records in a non-erasable and non-rewritable format. The firms neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine by the first three firms above (jointly), and a $4 million fine by the final two firms above (jointly). The fines have been paid. The firms also agreed to an undertaking to review, adopt and implement policies and procedures reasonably designed to comply with books and records rules.

STATE OF MISSOURI SETTLEMENT On February 16, 2017, A.G. Edwards (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Missouri. The action involved a Missouri Resident’s claim that his ex-wife misappropriated over $300,000 out of his IRA account during the period between August 2001 and July 2007, and the State of Missouri alleged a failure by the firm to supervise the completeness and accuracy of the early IRA distribution forms associated with the withdrawals. Without admitting or denying liability, the firm consented to a censure and agreed to pay $25,672.17 to the Missouri Secretary of State’s Investor Education Fund to fully resolve the matter.

POSSESSION AND CONTROL OF ALTERNATIVE INVESTMENTS On November 22, 2016 First Clearing LLC entered into a settlement agreement with FINRA without admitting or denying the allegations that the firm failed to collect no-lien letters from investment sponsors, reconcile customer positions and afford the proper regulatory accounting treatment for positions held at the sponsor in First Clearing IRA accounts. First Clearing agreed to pay a fine of $750,000.

CONSOLIDATED REPORTS On December 5, 2016 Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC) entered into a settlement agreement with FINRA without admitting or denying the allegations that the Firm failed to establish maintain and enforce a reasonable supervisory system for the use of consolidated reports generated by financial advisors. Wells Fargo Clearing Services, LLC agreed to pay a fine of $1,000,000.

FINRA SETTLEMENT On May 16, 2017, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC concerning unsuitable recommendations and supervisory failures relative to sales of certain non-traditional exchange traded products (ETPs) in violation of FINRA and NASD rules for the period July 1, 2010 to May 1, 2012. Without admitting or denying the findings, the firms accepted a censure and agreed to restitution to certain clients totaling $3,411,478.78.

FINRA SETTLEMENT On June 21, 2017, Wells Fargo Securities, LLC entered into a settlement agreement with FINRA without admitting or denying the allegations of improper reporting of conventional over-the-counter option positions under FINRA large option position reporting rules. The firm consented to a censure, payment of a $3.25 million fine, and an undertaking to review its supervisory systems related to large options position reporting.

SEC ORDER On November 13, 2017, the SEC announced that Wells Fargo Advisors, LLC agreed to settle charges that it violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-8 by failing to file and timely file Suspicious Activity Reports between approximately March 2012 and June 2013. Without admitting or denying the allegations, the firm agreed to a cease and desist order, a censure, and a civil penalty of $3,500,000. Wells Fargo Advisors also agreed to voluntarily undertake a review and update of its policies and procedures and develop and conduct additional training.

STATE OF ILLINOIS SETTLEMENT On December 21, 2017, Wells Fargo Advisors, LLC (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Illinois regarding allegations that it received, reviewed and/or analyzed documents and information provided by a financial advisory firm concerning certain money manager strategies that contained false and misleading information. The findings stated that the firm included the financial advisory firm’s money manager strategies in certain of its separately managed account programs, but that the firm did not utilize inaccurate historical performance data in connection with its decision to onboard the money manager strategies and the firm did not incorporate inaccurate performance data in its advertisements or program marketing materials. Without admitting or denying the findings, the Firm agreed to a total monetary payment of $270,000.

NYSE SETTLEMENT On February 2, 2018, Wells Fargo Prime Services, LLC (“WFPS”) and NYSE Arca, Inc. entered into an Offer of Settlement and Consent without admitting or denying any allegations to settle charges of violations of the Securities Exchange Act Rule 15c3-5 and NYSE Arca Rule 11.18. The settlement related to an erroneous trade WFPS entered on July 29, 2016. WFPS consented to a fine of $10,000.

STATE OF NEVADA SECURITIES DIVISION RESIDENTIAL OFFICE INVESTIGATION On April 13, 2018, the Nevada Securities Division and Wells Fargo Clearing Services, LLC (“WFCS”) entered into an Administrative Consent Order wherein WFCS admitted to failing to register the residential offices of three Financial Advisors who were working from home. Nevada’s definition of “branch office” includes a personal residence where securities business is transacted, even if the residence is not held out to the public or used for client meetings. WFCS agreed to pay an $8,000 fine and $1,446.13 for the costs of the examinations conducted by the Nevada Securities Division.

SEC SETTLEMENT On June 25, 2018, Wells Fargo Advisors LLC (“WFA”), entered into a settlement agreement with the SEC wherein, without admitting or denying liability, it settled charges of violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act. The settlement related to certain registered representatives soliciting customers to redeem, and short-term trading of, market-linked investments prematurely without adequate analysis or consideration of the substantial costs associated with the transactions. As part of the settlement, the firm consented to a censure and a payment of a $5,108,441.27 representing disgorgement, prejudgment interest, and a civil penalty. WFA also lost its Well Known Seasoned Issuer status as a collateral consequence of the settlement.

SEC SETTLEMENT – On March 11, 2019, the SEC announced that Wells Fargo Advisors, LLC, and Wells Fargo Advisors Financial Network, LLC (collectively “Wells Fargo”) agreed to settle charges, without admitting or denying liability, that Wells Fargo violated Section 203 (e) and 203 (k) of the Investment Advisers Act of 1940. The settlement relates to Wells Fargo’s voluntary participation in the SEC’s Share Class Selection Disclosure Initiative wherein investment advisers were encouraged to self-report the failure to adequately disclose conflicts of interest associated with the recommendation or selection of a mutual fund share class that charged distribution fees (“12b-1 Fees”) when a lower-cost share class of the same fund existed. The settlement requires Wells Fargo to adhere to a cease-and-desist order and to disgorge $17,363,847.29 in 12b-1 fees through a restitution program. The settlement did not require Wells Fargo to pay any additional fines or penalties given its voluntary participation in the program.

SEC SETTLEMENT On March 20, 2019, the SEC announced that Wells Fargo Securities, LLC had consented to a judgment entered by the federal district court in Rhode Island resolving a 2016 SEC civil action against multiple parties. The matter had arisen out of the firm’s role as placement agent in a $75 million bond offering by the Rhode Island Economic Development Corporation in November 2010 for the purpose of loaning the proceeds to 38 Studios, LLC, an early-stage, pre-revenue videogame development company that was ultimately unable to meet its obligations under the loan. The SEC had alleged that the firm and other defendants had made two material omissions in the bond placement materials. Without admitting or denying liability, the firm consented to injunctions and a penalty of $812,500.

NOTE: In addition to the above matters, certain of Wells Fargo & Company’s affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity’s Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.